TOTAL OF SEQUENTIALLY NUMBERED PAGES 22
Exhibit Index on Sequential Numbered Page 21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02044201


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2002
WASH. D.C. 151 SECTION

FORM 11-K

(Mark one)

[X] **Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the year ended December 27, 2001

or

[ ] **Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the transition period from _______________ to _______________

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOISE CASCADE CORPORATION
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728-0001

Independent Auditors' Report

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (the Plan) as of December 27, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2001, and the changes in net assets available for benefits for the year ended December 27, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Boise, Idaho
June 24, 2002

This Report is a Copy of the Report Previously Issued by Arthur Andersen LLP and Has Not Been Reissued

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 27, 2000 and 1999, and the related statement of changes in net assets available for benefits for the plan year ended December 27, 2000. These financial statements are the responsibility of the management of Boise Cascade Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 27, 2000 and 1999, and the changes in net assets available for benefits for the plan year ended December 27, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Boise, Idaho
May 25, 2001

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 27, 2001

		Nonparticipant Directed Funds		
		Employee Stock Ownership Plan Fund		
	Participant Directed Funds	Allocated	Unallocated	Total Combined Funds
Net assets available for benefits				
Investments at fair value:				
Plan interest in Boise Cascade Master Trust	$ 613,172,274	$ 139,820,101	$ (19,014,065)	$ 733,978,310
Accrued administrative expenses	(302,586)	-	-	(302,586)
Net assets available for benefits	$ 612,869,688	$ 139,820,101	$ (19,014,065)	$ 733,675,724

See accompanying notes to Financial Statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 27, 2000

		Nonparticipant Directed Funds		
		Employee Stock Ownership Plan Fund		
	Participant Directed Funds	Allocated	Unallocated	Total Combined Funds
Net assets available for benefits				
Investments at fair value:				
Plan interest in Boise Cascade Master Trust	$ 636,892,873	$ 127,669,836	$ (24,615,466)	$ 739,947,243

See accompanying notes to Financial Statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PLAN YEAR ENDED DECEMBER 27, 2001

		Nonparticipant Directed Funds		
		Employee Stock Ownership Plan Fund		
	Participant Directed Funds	Allocated	Unallocated	Total Combined Funds
Additions				
Plan interest in Master Trust investment income (loss)	$ (18,628,198)	$ 10,025,491	$ 5,385,743	$ (3,216,964)
Contributions				
Participant	31,473,770	–	–	31,473,770
Company, net of forfeitures	(8,194)	–	20,724,328	20,716,134
	12,837,378	10,025,491	26,110,071	48,972,940
Transfers from other plans	2,689,603	–	–	2,689,603
Total additions	15,526,981	10,025,491	26,110,071	51,662,543
Deductions				
Administrative expenses	(1,965,103)	–	–	(1,965,103)
Participant withdrawals	(43,790,106)	(3,446,800)	–	(47,236,906)
Interest expense on ESOP loan	–	–	(8,732,053)	(8,732,053)
Total deductions	(45,755,209)	(3,446,800)	(8,732,053)	(57,934,062)
Net increase (decrease) prior to interfund transfers	(30,228,228)	6,578,691	17,378,018	(6,271,519)
Interfund transfers	6,205,043	(6,205,043)	–	–
Allocation of 261,703 shares of Boise Cascade Corporation Series D preferred shares at fair market value	–	11,776,617	(11,776,617)	–
Net increase (decrease)	(24,023,185)	12,150,265	5,601,401	(6,271,519)
Net assets available for benefits, beginning of year	636,892,873	127,669,836	(24,615,466)	739,947,243
Net assets available for benefits, end of year	$ 612,869,688	$ 139,820,101	$ (19,014,065)	$ 733,675,724

See accompanying notes to Financial Statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the Plan document for more complete information.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which covers salaried and former salaried employees of Boise Cascade Corporation and its subsidiaries (Company). Substantially all full-time salaried employees of the Company are eligible to participate in the Plan, if they so elect. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

CONTRIBUTIONS. Participants may contribute to the Plan, in whole percentages, 1% to 18% of eligible compensation subject to limitations set forth in the Code. Effective January 31, 2002, the plan was amended to allow participants to contribute up to 25% of eligible compensation subject to limitations set forth in the Code. Contributions may be made on a before-tax basis, after-tax basis, or both. The Company matches participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan at the rate of 70%, up to the first 6% of the participant's eligible compensation, and at a rate of 50% for employee participants of the Boise Office Solutions Segment. The Company makes cash contributions to the ESOP component of the Plan which, when aggregated with dividends paid on the Company's Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP, equals the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions, the ESOP allocations, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant's account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant's vested account balance.

VESTING. Participants are immediately vested in their contributions and earnings thereon. Vesting in the ESOP allocations and earnings thereon occurs after the earlier of thirty-six months of contributions to the Plan or five years of service. Effective December 28, 2001, company matching contributions vest over a three-year period. However, regardless of a participant's years of service or contribution, a participant is 100% vested upon his or her 65th birthday, death, total disability, or termination of employment as a result of the sale or permanent closure of the participant's location or division. Amounts not fully vested are forfeited and used to reduce the amount of current employer contributions to the Plan. The amount of forfeitures used to reduce employer contributions for the year ended December 27, 2001, was $8,194. At December 27, 2001, unallocated forfeited non-vested accounts totaled $6,552.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct their contributions to any of the following investment options. The investment managers for each fund, as of the date of these financial statements, are listed at the right.

Fund	Investment Manager(s)
Interest Income Fund	PRIMCO Capital Management, Inc.
Bond Fund	Blackrock Financial Management, Inc. Loomis, Sayles and Company, L.P.
Balanced Fund	Blackrock Financial Management, Inc. Dimensional Fund Advisors, Inc. Lincoln Capital Management Company Loomis, Sayles and Company, L.P. Morgan Stanley Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Russell 2000 Index Equity Fund	State Street Global Advisors
Russell 3000 Index Equity Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Diversified Equity Fund	Dimensional Fund Advisors, Inc. Lincoln Capital Management Company Morgan Stanley Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Aggressive Equity Fund	Alliance Capital Management, L.P.
International Equity Fund	Oechsle International Advisors, L.L.C.
Boise Cascade Corporation Common Stock Fund	State Street Global Advisors
Self-Managed Account Fund	Individual participants
SSGA Advice Fund	State Street Global Advisors

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments are made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager. The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan's investment funds on a daily basis.

PARTICIPANT LOANS. A participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her vested account balance in the before-tax, rollover, and Company contribution accounts, or (3) the total market value of the before-tax, after-tax, and rollover contribution accounts not invested in the Self-Managed Fund account, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging from one to ten years. The plan administrator determines the interest rate, which is based on prevailing market conditions and is fixed over the life of the note. Interest rates on loans outstanding at December 27, 2001 and 2000 ranged from 6% to 9.50%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance is equal to or greater than $3,500, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is less than $3,500, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to current year presentation.

PAYMENT OF BENEFITS. Benefit payments to participants are recorded upon distribution.

EXPENSES. The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the Plan year ended December 27, 2001, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers, or from one of the other savings/401(k) plans offered by the Company, into the Plan.

FINANCIAL INSTRUMENTS. On December 28, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. Prior to adoption, the Plan's derivatives, if any, were carried at fair value. As a result, the adoption of SFAS No. 133 had no impact on the Plan's financial statements.

The Plan offers a number of investment options including the Boise Cascade Corporation Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Boise Cascade Corporation Common Stock Fund, which invests in securities of a single issuer.

3. PLAN TERMINATION

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

4. BOISE CASCADE CORPORATION MASTER TRUST

The Plan, together with the Company's other defined contribution plans and the Company's defined benefit plans, participates in the Boise Cascade Corporation Master Trust (Master Trust), in proportion to its investment. The Plan's interest in the Master Trust is held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas the fiscal year for the Plan and the Company's other defined contribution plans ends on December 27. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 35% and 33%. The following table presents the fair market value of investments in the Master Trust as of December 31, 2001 and 2000.

The assets and liabilities of the Master Trust as of December 31, 2001, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	Boise Cascade Defined Benefit Plans	Total Combined Funds
Investments at fair value as determined by quoted market prices:					
Equities:					
Common	$ 318,686,612	$ –	$ –	$ 696,969,707	$ 1,015,656,319
Preferred	–	139,751,136	61,874,935	–	201,626,071
Fixed income securities:					
Traditional GICs	25,961,013	–	–	–	25,961,013
Synthetic GICs	167,008,636	–	–	–	167,008,636
Other fixed income securities	224,178,708	–	–	349,725,902	573,904,610
U.S. Government obligations	7,343,195	–	–	46,503,242	53,846,437
Limited partnerships	–	–	–	461,009	461,009
Cash and cash items	31,089,618	–	–	78,270,306	109,359,924
Participant loans receivable	35,311,400	–	–	–	35,311,400
Accounts receivable, accrued interest and dividends receivable	22,395,633	59,933	–	177,489,631	199,945,197
Employee stock ownership plan fund loan	–	–	(80,889,000)	–	(80,889,000)
Accrued administrative expenses	(382,291)	–	–	(1,020,860)	(1,403,151)
Accounts payable	(26,487,269)	–	–	(203,093,222)	(229,580,491)
Net assets available for benefits	$ 805,105,255	$ 139,811,069	$ (19,014,065)	$ 1,145,305,715	$ 2,071,207,974
Plan's proportionate share in Boise Cascade Master Trust net assets available for benefits	76%	100%	100%	N/A	35%

The assets and liabilities of the Master Trust as of December 31, 2000, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	Boise Cascade Defined Benefit Plans	Total Combined Funds
Investments at fair value as determined by quoted market prices:					
Equities:					
Common	$ 386,132,378	$ –	$ –	$ 829,541,982	$ 1,215,674,360
Preferred	–	127,665,809	83,295,534	–	210,961,343
Fixed income securities:					
Traditional GICs	21,145,490	–	–	–	21,145,490
Synthetic GICs	128,795,142	–	–	–	128,795,142
Other fixed income securities	229,757,771	–	–	390,611,552	620,369,323
U.S. Government obligations	280,360	–	–	3,222,857	3,503,217
Limited partnerships	–	–	–	1,250,074	1,250,074
Cash and cash items	22,379,618	–	–	25,971,107	48,350,725
Participant loans receivable	34,557,095	–	–	–	34,557,095
Accounts receivable, accrued interest and dividends receivable	2,606,993	–	–	28,633,518	31,240,511
Employee stock ownership plan fund loan	–	–	(107,911,000)	–	(107,911,000)
Accounts payable	(1,343,342)	–	–	(18,054,979)	(19,398,321)
Net assets available for benefits	$ 824,311,505	$ 127,665,809	$ (24,615,466)	$ 1,261,176,111	$ 2,188,537,959
Plan's proportionate share in Boise Cascade Master Trust net assets available for benefits	77%	100%	100%	N/A	33%

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2001, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund		Boise Cascade Defined Benefit Plans	Total Combined Funds
		Allocated	Unallocated		
Net appreciation (depreciation) in current value of investments:					
Equities:					
Common	$ (46,480,017)	$ –	$ –	$ (99,855,185)	$ (146,335,202)
Preferred	–		–	–	–
Fixed income securities	638,230	–	–	10,725,743	11,363,973
U.S. Government obligations	(81,956)	–	–	(584,345)	(666,301)
Limited partnerships	–	–	–	(118,770)	(118,770)
	(45,923,743)	–	–	(89,832,557)	(135,756,300)
Dividend income	3,360,896	9,789,232	5,385,743	13,548,146	32,084,017
Interest income:					
Traditional GICs	1,099,395	–	–	–	1,099,395
Synthetic GICs	9,668,310	–	–	–	9,668,310
Other interest	5,971,027	–	–	30,017,901	35,988,928
Interest expense	–	–	(8,732,053)	–	(8,732,053)
Net amounts invested (withdrawn) by participating plans	6,617,865	2,356,028	8,947,711	(69,603,886)	(51,682,282)
Net increase (decrease)	(19,206,250)	12,145,260	5,601,401	(115,870,396)	(117,329,985)
Balance at beginning of year	824,311,505	127,665,809	(24,615,466)	1,261,176,111	2,188,537,959
Balance at end of year	$ 805,105,255	$ 139,811,069	$ (19,014,065)	$ 1,145,305,715	$ 2,071,207,974

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued annually by an independent third party.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs) (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2001 and 2000, was approximately $13,165,926 and $5,792,328 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The value of the synthetic GICs held in the Master Trust is comprised of wrappers totaling $5,815,851 and $2,274,504 million as of December 31, 2001 and 2000, respectively.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2001 and 2000, the stated interest rate for the Contracts ranged from 2.12% to 11.92%. The effective yields during these periods were 6.29% to 6.61%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in current value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $148,247 for the year ended December 31, 2001.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

	December 31, 2001	December 31, 2000
Russell 200 Value Index Fund, 0 and 19,007,623 units, respectively	$ -	$ 194,143,865
Boise Cascade Corporation convertible preferred stock, 4,480,580 and 4,688,030 shares, respectively*	201,626,071	210,961,343

*Nonparticipant directed.

Investments in the Master Trust include hedge transactions related to certain fixed income securities denominated in foreign currencies as follows:

		December 31, 2001		
		Notional Amount	Contract Value	Current Value
Japanese yen	Sold	747,215,000	$ 5,934,988	$ 5,721,769
	Bought	-	-	-

		December 31, 2000		
		Notional Amount	Contract Value	Current Value
Japanese yen	Sold	1,870,405,821	$ 17,059,540	$ 17,779,478
	Bought	26,500,000	243,409	231,501

The current value was determined by reference to published currency exchange rates. The gains and losses in the market value of the forward contracts used to effect the hedge were recorded as they were incurred and offset, at least in part, by gains and losses from translation of the foreign currency investments. The net effect of these transactions is included in the "Fixed income securities" caption in the changes in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities.

5. EMPLOYEE STOCK OWNERSHIP PLAN FUND

On July 10, 1989, the Plan trustee acquired 6,745,347 shares of Boise Cascade Corporation Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock are allocated to participants' accounts in accordance with the terms of the ESOP. Semi-monthly matching allocations are made to eligible participants' ESOP accounts equal in value at the time made, for Boise Cascade Corporation employees, up to 70% of the participants' contributions to the Plan (up to a maximum contribution by the participant of 6% of the participant's eligible compensation). Participants who are employees of subsidiaries of the Company may have matching allocations at different rates. An annual allocation may also be made to participants who are employees of Boise Cascade Corporation, on October 31 of that Plan year, based on each participant's years of credited service with the Company. Dividend replacement allocations are made that are equal in value at the time made to the last dividend paid on shares credited to participants' individual ESOP accounts on the record date for the dividend payment.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan's trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 27, 2001 and 2000, the Preferred Stock was valued by independent appraisers at $45 per share.

The Preferred Stock is held by the trustee in a separate "ESOP Suspense Account" and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP (ESOP Loan). At December 27, 2001, the ESOP Suspense Account held 1,144,764 shares of Preferred Stock including 52,477 shares that had been committed to be allocated to participants in accordance with terms of the ESOP. At December 27, 2000, 1,874,811 shares of Preferred Stock were held in the ESOP Suspense Account of which 23,799 shares that had been committed to be allocated to participants.

Shares are released from the ESOP Suspense Account as principal and interest payments are made on the ESOP Loan. The number of shares released from the ESOP Suspense Account in any given year is at least equal to the number of shares then held in the account multiplied by the ratio of the current principal and interest payment due on the ESOP Loan for that year divided by the sum of the remaining total principal and interest payments due, including principal and interest due in the current year. Loan payments made on December 28, 2001 and 2000, resulted in the release of pledged shares that were committed to be allocated to participants at the end of the respective immediately preceding Plan years.

Shares are allocated to participants' accounts through an "Issued and Allocated Account." The allocation is based on contributions made by participants and may include additional allocations based on the period of time the participant has been employed by the Company and dividend replacements applicable to shares held in the participant's individual ESOP account. At December 27, 2001 and 2000, the remaining principal payments on the ESOP loan exceeded the value of the unallocated Preferred Stock held in the trust by $19,014,065 and $24,615,466, respectively.

As of December 27, 2001, the outstanding balance on the loan to fund the purchase of the preferred shares in the ESOP was $99,415,000. The Company has guaranteed this loan as well as certain tax indemnities on the ESOP Loan. The interest rate was 8.4235% in 2001 and 2000. The lenders may require prepayment of any outstanding balance subject to the occurrence of events that are described in the loan agreement. The ESOP Loan will be paid by the trustee in installments from a combination of cash contributions by the Company and dividends from the Preferred Stock. The scheduled principal payments on the loan are $28,231,500 in 2002, $30,680,000 in 2003, and $40,503,500 in 2004.

6. INCOME TAX STATUS

The Plan obtained its latest determination letter on March 21, 2002, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

7. RECONCILIATION TO FORM 5500

As of December 27, 2001 and 2000, the Plan had approximately $170,060 and $139,667 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500 in accordance with the instructions to that Form; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following tables reconcile net assets available for benefits for the years ended December 27, 2001 and 2000, and participant withdrawals for the year ended December 27, 2001 per the financial statements to the Form 5500:

	2001	
	Participant Withdrawals	Net Assets Available for Benefits
Per financial statements	$ 47,236,906	$ 733,675,724
Accrued benefits payable to participants	170,060	(170,060)
Reversal of prior year benefits payable accrual	(139,667)	-
Interplan transfers out classified separately in Form 5500	160,471	-
Per Form 5500	$ 47,427,770	$ 733,505,664

	2000
	Net Assets Available for Benefits
Per financial statements	$ 739,947,243
Accrued benefits payable to participants	(139,667)
Reversal of prior year benefits payable accrual	-
Interplan transfers out classified separately in Form 5500	-
Per Form 5500	$ 739,807,576

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT
PLAN (SSRP)



Date: June 24, 2002

By: J. W. Holleran
Senior Vice President

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN (SSRP)

INDEX TO EXHIBIT
Filed with the Report
on Form 11-K for the Year Ended
December 27, 2001

Reference	Description	Page Number (1)
Exhibit A	Independent Auditors' Consent Dated June 24, 2002*	21

(1) This material appears only in the manually signed original of the report on Form 11-K.

*In May 2002, the Plan dismissed Arthur Andersen LLP and engaged KPMG LLP to audit the Plan's financial statements for the year ended December 27, 2001. The Plan has not been able to obtain Arthur Andersen LLP's consent to incorporate by reference their report on the audit of the financial statements for the year ended December 27, 2000 into the Plan's existing registration statement. Because the Plan has not been able to obtain such consent, recovery of damages by investors in the Plan's common stock sold pursuant to the registration statement may be limited.

EXHIBIT A

Independent Auditors' Consent

The Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 33-21964) on Form S-8 of Boise Cascade Corporation of our report dated June 24, 2002, with respect to the statement of net assets available for benefits of Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 27, 2001, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 27, 2001, Annual Report on Form 11-K of Boise Cascade Corporation Savings and Supplemental Retirement Plan.

KPMG LLP

KPMG LLP

Boise, Idaho
June 24, 2002